Exhibit 99.1

NIMOTUZUMAB CLINICAL DATA PRESENTED AT
ASCO ANNUAL MEETING

MISSISSAUGA, Canada - June 2nd, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that clinical data from three clinical trials of its anti-cancer drug nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor, were presented at the 2008 American Society of Clinical Oncology (ASCO) Annual Meeting being held in Chicago from May 30 to June 3, 2008.

“The breadth of data presented at ASCO highlights the promise nimotuzumab holds for a diverse group of oncology patients,” said David Allan, Chairman and CEO of YM BioSciences. “In each of these trials, results further demonstrated the unique potential for nimotuzumab to be an effective EGFR-targeting antibody without deleterious side-effects observed with the other drugs in its class.”

“Phase III trial of nimotuzumab for the treatment of newly diagnosed diffuse intrinsic pontine gliomas in children and adolescents” (Abstract number 2058):
This poster reported data from a multi-centre Phase III study evaluating the feasibility and efficacy of nimotuzumab as the primary treatment for these patients. Between March 2006 and August 2007, 42 patients aged 3 to 16 years (median 7 years) were enrolled in this study, with 41 patients evaluable for response. The primary endpoint for the trial is median progression free survival at six months after diagnosis.  Secondary endpoints include overall survival, response rate, toxicity and quality of life.

The poster presentation described preliminary results including that the median progression free survival was 5.9 months, that the median overall survival was 9.7 months and that 12 of the 41 evaluable patients are currently alive. No incidences of rash were noted and results were reported to be comparable to intense chemotherapy and radiotherapy. Quality of life was reported as excellent when compared with intensive chemotherapy. Current and planned studies will expand the use of nimotuzumab from the pediatric population to adults with high grade brain tumors.

“Pharmacodynamic (PD) study of Nimotuzumab, an anti epidermal growth factor receptor (EGFR) monoclonal antibody (MAb), in patients with unresectable squamous cell carcinoma of the head and neck (SCCHN): A SENDO Foundation study” (Abstract number 6070):
Ten patients with advanced SCCHN, unsuitable for chemo-radiotherapy, were enrolled in a single center phase Ib clinical trial, where they received eight weekly infusions of nimotuzumab at two dose levels: 200mg and 400mg. Paired biopsies were taken from skin and primary tumors, before and 1 week after first infusion.

Nimotuzumab was well tolerated and there was no evidence of skin rash in any of the treated patients. Objective Response was achieved in 80% of patients (2 Complete Responses, 6 Partial Responses) and median survival time was 7.2 months. Results also demonstrated that after a short period of exposure, nimotuzumab as a single agent inhibited EGFR phosphorylation and this was accompanied by a trend towards molecular downstream effects consistent with the expected biological effects of EGFR targeting. The absence of inflammatory skin reaction might be linked to the lack of skin toxicity by the drug.

In addition, YM BioSciences presented data, described in a separate press release issued today by the Company, based on the following poster:
"Preliminary results of an escalating dose phase I clinical trial of the anti-EGFR monoclonal antibody nimotuzumab in combination with external radiotherapy in patients diagnosed with stage IIb, III or IV non-small cell lung cancer (NSCLC) unsuitable for radical therapy” (Abstract number 3037):

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
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Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

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